(202) 274-2007	nquint@luselaw.com

February 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Christian Windsor, Esq.

Re:	Alamogordo Financial Corp. (Registration No. 333-192233)
Registration Statement on Form S-4

Dear Mr. Windsor:

On behalf of Alamogordo Financial Corp. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Amended S-4”). Set forth below are the comments from the Staff’s comment letter dated December 5, 2013, as well as the Company’s responses to those comments. The Amended S-4 has been blacklined to reflect changes from the original filing.

Registration Statement on Form S-4

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

The comment is noted. Updated consents have been filed as exhibits to the Amended S-4, as requested.

Securities and Exchange Commission

February 10, 2014

Cover Page/Dear Shareholder Letter

2.	In accordance with Item 501(b)(2) of Regulation S-K, please disclose the aggregate amount and title of securities offered with this prospectus.

The cover page/dear shareholder letter has been revised, as requested.

3.	Revise this section to indicate the implied value of the merger compensation in the event a shareholder receives stock compensation, based upon the trading price for Alamogordo stock on the date prior to the merger announcement and as of a recent date.

The cover page/dear shareholder letter has been revised, as requested.

Summary, page 1

4.	Revise this section to summarize the impact of a change in the market value of Alamogordo stock would impact the relative value of the cash and stock portion of the merger consideration.

Page 7 has been revised, as requested.

Comparative Market Prices, page 8

5.	Please provide the market price for Bank 1440 common stock on a historical basis as required by Item 3(g) for Form S-4.

Page 9 has been revised, as requested.

Interests of Officers and Directors in the Merger that are Different from Yours, page 10

6.	Revise this section to identify the Bank 1440 board members who will join the board of Alamogordo, as disclosed on page 55.

Page 11 has been revised, as requested.

Risk Factors, page 12

7.	Add a risk factor that discusses the risk associated with Alamogordo’s strategic shift to become a commercial banking lender.

Page 19 has been revised, as requested.

Securities and Exchange Commission

February 10, 2014

Rising interest rates may hurt Alamogordo Financial Corp.’s profits…, page 14

8.	Revise this risk factor to provide a summary of your most recent interest rate risk simulations, as discussed on page 109. Also, please disclose how this risk would be impacted by the acquisition of Bank 1440.

Page 16 has been revised, as requested.

Proposed and final regulations would restrict Bank 34’s ability to…sell loans, page 16

9.	In order for investors to better understand the impact of this risk on your business; please revise this section to clarify the extent to which you sell residential real estate loans in the secondary market. Also, please identify, if known, the percentage of those loans that exceed the debt to income and minimum home equity requirements of the proposed rules.

Pages 17 and 18 have been revised, as requested.

The impact of the changing regulatory capital requirements...is uncertain, page 17

10.	Revise this risk factor to disclose the relevant current capital measurements for Alamogordo and for the combined entity.

Page 20 has been revised, as requested.

The need to account for certain assets at estimated fair value…, page 20

11.	Revise this risk factor, and its heading, to disclose the types of assets that Alamogordo currently holds that gives rise to this risk. Also, disclose the balance sheet value of the assets as the end of the last fiscal year and the most recent stub period as well as the income statement impact of the assets in those periods.

Page 22 has been revised, as requested.

Description of the Merger, page 33

12.	The disclosure in this section must be complete and provide a summary of the material terms of the agreement. Please revise the first sentence of the preamble to remove the implication that this section is inconsistent with the merger agreement and does not disclose the material terms.

Page 36 has been revised, as requested.

Securities and Exchange Commission

February 10, 2014

13.	Please state in the introductory paragraph that the summary includes a discussion of all material terms of the merger agreement.

Page 36 has been revised, as requested.

Background of the Merger, page 35

14.	The evaluation of the Bank’34 loan portfolio by Owings and Associates appears to be materially related to the transaction. Please provide the information required by Item 1015(b) of Regulation M-A with regard to this report. Also, please provide us with your analysis as to whether Owings and Associates is an “expert” as contemplated by Section 7(a) of the Securities Act of 1933.

Page 38 has been revised to include certain additional information regarding Owings and Associates and the scope of its engagement. However, Bank 1440 does not consider Owings and Associates to be an “expert” as contemplated by Section 7(a) of the Securities Act of 1933 as its involvement was limited to assisting Bank 1440 with its due diligence review of the loan portfolio of BANK’34. As noted in the revised disclosures to the registration statement, Owings and Associates was engaged to assist Bank 1440 with its due diligence review by conducting a limited, random sampling review of the BANK’34 loan portfolio and delivering a written report of its findings. Aside from the preparation and delivery of the report to the Bank 1440 board for use in its due diligence review, Owings and Associates did not provide independent advisory services and analysis to the board in connection with the proposed transaction. Rather, the report provided by Owings and Associates was used by the Bank 1440 board to facilitate its due diligence review of BANK’34 and the report did not contain any report, opinion or appraisal relating to the consideration or fairness of the consideration to be offered to the Bank 1440 shareholders or the fairness of the transaction. In addition, the report was intended for use solely by the Bank 1440 board to confirm its due diligence findings and was not intended for use in connection with the registration statement.

It is important to note that the use of independent service providers to assist with due diligence loan reviews is a common and routine practice in the financial services sector in connection with merger and acquisition transactions. The reports that are delivered by such service providers contain very confidential, non-public information regarding the customers and borrowers of the target institution, the disclosure of which would violate various privacy laws applicable to financial institutions, including, without limitation, the Gramm-Leach-Bliley Act. Accordingly, Bank 1440 does not intend to furnish or make available to its shareholders a copy of the Owings and Associates report pursuant to Item 1015(b) of Regulation M-A.

Securities and Exchange Commission

February 10, 2014

15.	We note that senior management of both Alamogordo and Bank 1440 provided financial projections to FIG Partners. Please disclose two years of any material projections or other material non-public information, including revenue, income, and income per share provided by Alamogordo to either Bank 1440 or its financial advisor. Similarly, please revise this section to disclose any material non-public information provided by Bank 1440 to Alamogordo or Keefe Bruyette.

Pages 48 to 50 have been revised to disclose certain projections provided by Bank 1440 to Keefe Bruyette, as requested.

We have been advised that the only other material projections or non-public information provided by Bank 1440 to Alamogordo or Keefe Bruyette were not reviewed by Alamogordo’s board of directors or Keefe Bruyette. Such information was requested by Alamogordo’s Chief Financial Officer to begin the preparation of pro forma financial information that would be required to be included in banking regulatory applications, but was not provided to other members of Alamogordo’s management or the board of directors. Therefore, we request that Bank 1440 not be required to disclose this information to its shareholders, as it goes beyond information that was actually reviewed by Alamogordo’s board of directors or its financial advisor as part of Alamogordo’s deliberations on the merger agreement.

We have been further advised that the only material projections or other non-public information provided by the Alamogordo to Bank 1440 were included in the business plan prepared by Alamogordo’s banking subsidiary, Bank’34, as required by federal banking regulations. We respectfully request that Alamogordo not be required to disclose these projections for the following reasons.

First, we have been advised by FIG Partners that it did not receive the financial projections and, therefore, such projections were not relied upon or included in presentations made by FIG Partners to the board of directors of Bank 1440 as part of Bank 1440’s deliberations on the merger agreement. Page 43 has been revised to correct the prior disclosure.

Additionally, the business plan was prepared in June of 2012, which was more than one year prior to the determination by Bank 1440 to approve the merger agreement. The passage of time proved these projections to be incorrect even before the merger agreement was approved, and, as a result, we believe that such disclosure would, in fact, be misleading to stockholders and could not be relied upon by stockholders. For example, the projections underestimated the Company’s net loss for the fiscal year ended June 30, 2012 (completed one month following completion of the business plan) by $1.6 million, or 46.3% of actual net loss, due to significant provisions for loan losses taken for the 2012 fiscal year. Similarly, the projections estimated the Company’s net loan portfolio to be $132.7 million at May 2013 (the month-end prior to execution of the merger agreement), and the actual net loan portfolio was less than $90 million as of that date.

Securities and Exchange Commission

February 10, 2014

16.	Please supplementary provide the staff with any reports, presentation handouts or other materials provided by FIG to Bank 1440’s board, or by Keefe Bruyette to the board of Alamogordo.

The requested materials are being submitted supplementally.

Bank 1440’s Reasons for the Merger…, page 38

17.	We note that the contribution analysis prepared by FIG Partners cites certain inequitable results to Bank 1440’s shareholders based on their contribution. Revise this section to provide the board’s analysis as to why, despite the fact that the equity contribution is inequitable, they are recommending that shareholders vote for the transaction.

Bank 1440 respectfully refers the Staff to its disclosures under the heading “Description of the Merger – Bank 1440’s Reasons for the Merger and Recommendation of the Board of Directors,” beginning on page 39. As noted in this section, the contribution analysis prepared by FIG Partners was one of many factors that were considered by the Bank 1440 board in determining to approve and recommend the proposed transaction to its shareholders. Each of the material factors considered by the Bank 1440 board, including the benefits, potential risks, uncertainties and disadvantages of the merger, are outlined on pages 39 to 41. As indicated in this section, the Bank 1440 board looked at the totality of the information reviewed in connection with the proposed merger transaction and did not assign any relative or specific weight to any of the individual factors, although individual directors may have assigned weight to certain factors in reaching their own individual conclusions. When taken as a whole, the Bank 1440 board determined that the potential risks, uncertainties and disadvantages of the proposed merger (including the inequities cited by the contribution analysis) were outweighed by the prospective benefits of the transaction. As such, the board determined that the merger was in the best interests of Bank 1440 and its shareholders and determined to recommend the proposed merger to its shareholders for approval.

18.	Revise this section to state that the board considered the fact that the financial advisor’s analysis indicated that the merger would be accretive to Alamogordo’s earning in the first year.

Although the proposed merger transaction is currently expected to be accretive to Alamogordo in the first year following closing, the factor was not considered by the Bank 1440 board at the time of approval of the merger agreement, as the transaction was initially expected to be dilutive to Alamogordo.

19.	Please tell us whether Bank 1440’s board considered Alamogordo’s recent history of negative net income in reaching its conclusion to recommend the merger to Bank 1440’s shareholders. Consider revising your disclosure based upon your response.

Securities and Exchange Commission

February 10, 2014

Bank 1440 has revised the disclosure on page 40 under the heading “Description of the Merger – Bank 1440’s Reasons for the Merger and Recommendation of the Board of Directors,” to clarify that it considered the recent earnings and losses of both institutions.

Opinion of Bank 1440’s Financial Advisor, page 39

20.	Revise this section to provide the information required by item 1015 of Regulation MA, including a description of all material relationships with Bank 1440 during the past two years.

Page 42 has been revised, as requested.

Contribution Analysis, page 41

21.	Please revise this section to clarify the effect, if any, of the cash portion of the merger consideration upon the resulting pro-forma ownership of Bank 1440 shareholders of the combined company.

Page 44 has been revised, as requested.

Discounted Cash Flow Analysis, page 44

22.	Revise this section to explain how FIG determined that using $3.41 as the assumed merger consideration is appropriate, given that the cash value assigned to a share of Bank 1440 stock is $3.20.

Page 48 has been revised, as requested.

Material Tax Consequences of the Merger, page 52

General

23.	In the last sentence of the section labeled “Opinion Conditions,” please remove the language indicating that the discussion “assumes” that the merger will constitute a reorganization. The discussion should be based on counsel’s opinion that the merger will qualify as a reorganization.

Page 59 has been revised, as requested.

Possible Dividend Treatment, page 53

Securities and Exchange Commission

February 10, 2014

24.	Revise this section to provide investors with additional detail regarding the standards set by the IRS and the courts for finding that receiving cash payments as merger compensation would be treated as dividend rather than capital gains for tax purposes. Please clarify whether counsel has opined as to this treatment. If counsel does not intend to opine as to whether the tax treatment of the cash portions will qualify for capital gains treatment, please make sure that the reasons that counsel is not able to opine are disclosed and consider appropriate risk factor disclosure.

Page 61 has been revised, as requested.

Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 71

25.	Please remove the estimated pre-tax savings from consolidation of operations of Bank 1440 and Alamogordo Financial Corp. pro forma adjustment (3) from your next amendment or tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X. Please also revise pro forma adjustment (4) to update the income tax provision adjustment for the removal of pro forma adjustments that affect the income statement.

The pro forma income statements beginning on page 77 have been revised, as requested.

Management and Operations after the Merger, page 78

Board of Directors, page 78

26.	Please include the information required by Item 18(a)(7)(i) as it pertains to those Bank 1440 directors who will serve on the new advisory board to Bank’34.

We respectfully request that the disclosure not be required. Please note that the advisory board members will not be actual directors of executive officers of the Company, and will have no ability to direct the operations of the Company, but rather will serve merely in an advisory capacity to provide the actual board of directors with ongoing information about local markets, business trends and opportunities.

Information about Alamogordo Financial Corp., page 83

General

27.	Please revise your disclosure to discuss any material legal proceedings involving Alamogordo, its affiliates or subsidiaries. Please refer to Item 103 of Regulation S-K. Provide similar information regarding Bank 1440.

Securities and Exchange Commission

February 10, 2014

Page 93 has been revised, as requested, with respect to the Company. We respectfully request that the information not be required to be disclosed with respect to Bank 1440, as information required by Item 103 of Regulation S-K is not required for the company being required under Item 17 of Form S-4.

Business of Alamogordo Financial Corp., page 83

28.	Please provide the year of organization and other background information about Alamogordo and Bank34 as required by Item 101(h) of Regulation S-K.

Page 91 has been revised, as requested, to provide the years of organization, as requested. We respectfully submit that the Company has otherwise satisfied its disclosure obligations required by Item 101(h) of Regulation S-K through its description of its banking business, products and services, competition in its market area, governmental regulation and its number of employees (part-time and full-time)

29.	On pages 16 and 17, you include a pair of risk factors that discuss the impact of your local market area on Alamogordo’s financial performance. Please revise this section to provide investors with a discussion of the economic climate in your primary markets and the key drivers of the local economy. Also, please discuss the performance of the local real estate market, including any measured changes in home prices or commercial real estate values. Based upon your revised disclosure, consider providing more detailed information in your risk factor disclosure. Finally, based upon your disclosure on page 34, please discuss the overall demand for loan products in your key market area. Provide similar disclosure regarding the Phoenix and Scottsdale markets that Alamogordo will enter with the acquisition of Bank 1440.

Pages 18 to 19 and 92 to 93 have been revised, as requested.

Management’s Discussion of Financial Condition and Results of Operations, page 95

30.	Revise this section to provide management’s view of the factors that might impact Alamogordo as it transitions to a more traditional commercial banking strategy. In particular, please discuss the impact on your loan composition, staffing and other factors.

Pages 111 and 113 have been revised, as requested.

Securities and Exchange Commission

February 10, 2014

Stock Ownership, page 113

31.	In accordance with Item 201(b)(2) of Regulation S-K, please provide a column demonstrating the effect of the merger on the shareholdings of 5% owners, directors and executive officers at the 72% and 80% stock conversion ratios.

Page 126 has been revised, as requested.

Alamogordo Financial Corp. Notes to Consolidated Financial Statements June 30, 2013 and 2012

Consolidated Statements of Cash Flows, D-6

32.	Please revise your next amendment to present cash receipts and cash payments resulting from originations or acquisitions and sales of loans held for sale gross in operating cash flows. Refer to ASC 230-10-45-21. Please also tell us the amount of the originations or acquisitions of loans held for sale, the amount of sales on these loans and the gains on these loans for 2013 and 2012. In addition, since the amount of the gains on the sale of mortgage loans is high in relation to your loans held for sale please describe the economic returns and the reasons for the large gains on the loans sold in 2013 and 2012.

The statement of cash flows on page D-23 has been revised, as requested. However, the Company respectfully requests that disclosure of discussion of the gains on sale of loans should not be included in the financial statements, but in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Fiscal Years Ended June 30, 2013 and 2012—Other Income,” located on page 113 of the proxy statement-prospectus.

Note 3 – Debt and Equity Securities, D-11

33.	We note your disclosure on page D-12 stating that there were no securities in a continuous unrealized loss position greater than 12 months as of June 30, 2013 and 2012. However, please revise your next amendment to disclose, for all investments in an unrealized loss position, the aggregate related fair value of investments with unrealized losses and aggregate amount of unrealized losses related to those securities - whether in a continuous unrealized loss position great than or less than 12 months - as of June 30, 2013 and 2012 as required by ASC 320-10-50-6.

Page D-29 has been revised, as requested.

Securities and Exchange Commission

February 10, 2014

Note 4 – Loans Receivable

Trouble Debt Restructured Loans, D-17

34.	Please revise your next amendment to disclose the following concerning Troubled Debt Restructurings (TDRs):

•	Disclose specifically how the loans were modified and the financial effects of the modifications;

Page D-34 has been revised, as requested.

•	Disclose your policy regarding how many payments the borrower needs to make on TDRs before returning loans to accrual status.

Page D-33 has been revised, as requested.

Refer to ASC 310-10-50-33 & 34.

Note 18 – Fair Values of Financial Instruments, D-25

35.	Please revise your next amendment to disclose the information required by paragraph 820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Refer to ASC 820-10-50-2E.

Note 18, beginning on page D-43, has been revised, as requested.

* * * * *

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Jill Gutierrez, President and
Chief Executive Officer
Eric Luse, Esq.